

22004554

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-49208

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Fortune Securities, Inc.___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___388 E. Valley Blvd., Suite 208___
(No. and Street)

___Alhambra___	___CA___	___91801___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yin Yi Chen	(626) 281-6001	tchen@fortunesecuritiesinc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Brian W. Anson, CPA___
(Name – if individual, state last, first, and middle name)

___18455 Burbank Blvd., #404___	___Tarzana___	___CA___	___91356___
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Yin Yi Chen_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Fortune Securities, Inc._____, as of __December 31_____, 2 _021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California   }

County of Los Angeles   }

On February 22, 2022 before me, MAN LIU, NOTARY PUBLIC   ,
(Here insert name and title of the officer)

personally appeared --------------------------YINYI TOMMY CHEN--------------------- ,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____
Notary Public Signature

(Notary Public Seal)

MAN LIU
COMM. #2232010
Notary Public - California
Los Angeles County
My Comm. Expires Feb. 23, 2022

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Reports form X-17A-5
(Title or description of attached document)

Oath or Affirmation
(Title or description of attached document continued)

Number of Pages 2 Document Date_____

CAPACITY CLAIMED BY THE SIGNER
- ☐ · Individual (s)
- ☐ Corporate Officer

_____
(Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _____

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

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Fortune Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2021

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Fortune Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Fortune Securities, Inc. as of December 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Fortune Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fortune Securities, Inc.'s management. My responsibility is to express an opinion on Fortune Securities, Inc. 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Fortune Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Fortune Securities, Inc. 's financial statements. The Supplemental Information is the responsibility of the Fortune Securities, Inc. 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Fortune Securities, Inc. 's auditor since 2018.

Tarzana, California

February 15, 2022


Fortune Securities, Inc.
Statement of Financial Condition
December 31, 2021

Assets


Cash	$	184,788
Clearing broker deposit		27,038
Commissions receivable		129
Furniture and equipment, at cost, net of accumulated depreciation of $87,067		-
Leasehold improvements, net of accumulated Amortization of $75,243		-
Deposits		4,599
Right of use asset		25,914
Total Assets	$	242,468


Liabilities and Stockholders' Equity


Liability

Accounts payable and accrued expenses	$	980
Commissions payable		110,986
Payroll tax payable		960
Broker's payable		2,132
Right of use liability		25,914
SBA EIDL loan		50,000
Total Liabilities		190,972

Stockholders' Equity

Common stock, $.00 par value, 10,000,000 shares Authorized; 6,605,274 shares issued and outstanding	$ -	
Paid-in capital	606,200	
Retained earnings (deficit)	(554,704)	51,496
Total Liabilities and Stockholders' Equity	$	242,468


See accompanying notes to financial statements


Fortune Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2021

Revenues		
Commissions	$	164,066
Revenue from Sale of Investment Company Shares		22,548
Revenue from Sale of Insurance Based Product		1,165,553
Interest		4,700
Other Income		54,532
Total Revenues		1,411,399
Direct Costs		
Commission expense		1,101,485
Ticket clearance charges		47,945
Quotes & research		7,269
Total Direct Costs		1,156,699
Gross Profit		254,700
Operating Expenses		
Exchange fees		5,406
Insurance		9,091
Office expenses		8,457
Postage and delivery		561
Professional fees		17,850
Rent		66,491
Salaries and wages and related expenses		119,435
Telephone		5,544
Temporary help		6,500
Travel and entertainment		53,015
Utilities		2,253
Broker reimbursement		(16,292)
Total Operating Expenses		278,311
Income (Loss) Before Tax Provision		(23,611)
Income Tax Provision		800
Net Income (Loss)	$	(24,411)

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2021

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2020	6,605,274	$ 0	$ 606,200	$(530,293)	$75,907
Net Income (Loss)				(24,411)	(24,411)
Balance, December 31, 2021	6,605,274	$ 0	$ 606,200	$(554,704)	$51,496

See accompanying notes to financial statements

Fortune Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities:		
Net loss	$	(24,411)
PPP loan forgiven		(18,915)
SBA EIDL Advances		(10,000)
California Small Business COVID-19 Relief Grant		(25,000)
Changes in operating assets and liabilities:		
Clearing deposit		55
Commissions receivable		56,292
Accounts payable and accrued expenses		202
Commissions payable		(150,369)
Broker Payable		2,132
Other liabilities		(2,117)
Net Cash used in Operating Activities		(172,131)
Cash Flow from Investing Activities:		-
Cash Flows from Financing Activities:		
PPP loan		18,915
SBA EIDL Advances		6,000
California Small Business COVID-19 Relief Grant		25,000
Total Cash Flows from Financing Activities		49,915
Net Decrease in Cash		(122,216)
Cash at Beginning of Year		307,004
Cash at End of Year	$	184,788
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income tax	$	800

See accompanying notes to financial statements

Fortune Securities, Inc.
Notes to Financial Statements
December 31, 2021

Note 1 – Organization and Nature of Business

Fortune Securities, Inc. (the "Company") was incorporated in the State of California on November 20, 1995. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker retailing corporate securities;
- Broker retailing corporate debt securities;
- Mutual fund retailer;
- U.S. government securities broker;
- Put and call broker or dealer or option writer;
- Broker selling tax shelters or limited partnerships in primary distributions;
- Online trading;
- Broker selling variable life insurance or annuities;
- Private placements of securities;
- Best efforts underwriter;
- Municipal securities broker; and
- Broker selling public non-traded real estate investment trusts.

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Under its membership agreement with FINRA, the Company also conducts a direct application way business. The Company does not utilize a (k) (2) (i) account to conduct such business. The Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") since during the reporting period the firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Fortune Securities, Inc.
Notes to Financial Statements
December 31, 2021

Note 2 – Significant Accounting Policies (continued)

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examinations. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally for three years after they are filed.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Note 2 – Significant Accounting Policies (continued)

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2021, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$0	$2,132

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Related Party

The Company is under common control with another firm, Castle Group Investment Counsel, Inc. ("Castle Group"). However, there are no transactions between the Company and Castle Group during the year ending December 31, 2021.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness ($165,058) to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $44,903 which was $33,899 in excess of its required net capital of $11,004. The Company's net capital ratio was 3.68 to 1.

Note 8 - Income Taxes

The Company files its corporate income tax returns on the accrual basis. For federal and state income tax purposes, there are net operation losses (NOLs) of approximately $491,000 which expire between 2022 and 2035. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

Note 9 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000, current balance is $25,043. A clearing broker which the Company no longer has an agreement with keeps a deposit, current balance is $1,994.

Note 10 – Operating Lease Commitments

The Company leases office space under a noncancellable operating lease expiring July 31, 2022. The lease requires a deposit of $4,599. At December 31, 2021, future minimum lease payments under this agreement are as follows:

2022	27,613
	$ 27,613

The Company recognizes and records its operating lease in accordance with FASB ASC 842, *Lease Accounting Standard.* Under that guidance the Company records the future operating leases at its net present value of $25,914 on the balance sheet, reflected by both an asset, called a Right of Use Asset, and a liability called a Right of Use Liability.

Note 11 – PPP Loan

In March 2021, the Company received proceeds from a loan in the aggregate amount of $18,915, pursuant to the Second Draw Paycheck Protection Program (the " 2nd Draw PPP Loan") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration ("SBA"). The Company was granted forgiveness of the 2nd Draw PPP Loan in whole in December 2021.

Note 12 – SBA COVID-19 EIDL and EIDL Advance Programs

In response to the economic impact of the COVID-19 pandemic, the Company submitted applications with the U.S. Small Business Administration ("SBA") for EIDL Advance and Targeted EIDL Advance. These EIDL Advance programs provide emergency economic relief to business that were experiencing temporary difficulties. The Company received EIDL Advance in the amount of $4,000 in June 2020 and Targeted EIDL Advance in the amount of $6,000 in August 2021. SBA issued a notice ("Notice") in January 2021 that SBA will no longer deduct EIDL Advances from forgiveness payments remitted to PPP lenders. Since EIDL Advances do not have to be repaid, the Company reclassified the EIDL Advance $4,000 as revenue, and the liability was removed from the balance sheet. The Targeted EIDL Advance $6,000 was recorded as revenue since it was received after the Notice was issued.

The SBA EIDL is a federal small business loan program, which supports small businesses' recovery from the COVID-19 disaster economic impacts. The loan must be repaid and has an interest rate of 3.75% per annum. The loan term is thirty years. The Company has an SBA EIDL loan in the amount of $50,000. The first loan payment will be due in June 2022.

Note 13 – California Small Business COVID-19 Relief Grant

The State of California provides the funds of the Small Business COVID-19 Relief Grant Award ("Grant"), pursuant to the California Small Business COVID-19 Relief Grant Program administered by the California Office of the Small Business Advocate within the Governor's Office of Business and Economic Development. The Grants are available to California-based business operating since at least June 1, 2019 and have been affected by COVID-19. The Company received the Grant in the amount of $25,000 in September 2021.

Note 14 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2021 through February 15, 2022, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Fortune Securities, Inc.
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
For the Year Ended December 31, 2021

Computation of Net Capital

Total ownership equity from statement of financial condition	$	51,496
Clearing broker deposit nonallowable portion		(1,994)
Deposits		(4,599)
Net Capital	$	44,903

Computation of Net Capital Requirements
Minimum net aggregate indebtedness –

6.67% of net aggregate indebtedness	$	11,004
Minimum dollar net capital required	$	5,000
Net capital required (greater of above amounts)	$	11,004
Excess capital	$	33,899
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	28,397

Computation of Aggregate Indebtedness

Total liabilities	$	165,058
Aggregate indebtedness to net capital		3.68

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$	44,903
Variance		-
Net capital per audit	$	44,903

See accompanying notes to financial statements

Fortune Securities, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2021

The Company is exempt from the reserve requirements of computation according to the provision of Rule 15c3-3 (k) (2) (ii) and as supported by footnote 74 to SEC Release 34-70073.

Fortune Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2021

The Company is exempt from the reserve requirements of computation according to the provision of Rule 15c3-3 (k) (2) (ii) and as supported by footnote 74 to SEC Release 34-70073.

Fortune Securities, Inc.
Exemption Report

Fortune Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2) Under its membership agreement with FINRA the Company also conducts a direct application way business. The Company does not utilize a (k) (2) (i) account to conduct such business. The Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") since during the reporting period the firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

3) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Fortune Securities, Inc.

I, ___Yin Yi Chen_____, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____   ___2/15/22_____

  President   Date

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Fortune Securities, Inc.
Alhambra, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Fortune Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fortune Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Fortune Securities, Inc. stated that Fortune Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception and (3) Fortune Securities, Inc. stated that Fortune Securities, Inc. is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (a) Broker retailing corporate securities; Broker retailing corporate debt securities; Mutual fund retailer; U.S. government securities broker; Put and call broker or dealer or option writer; Broker selling tax shelters or limited partnerships in primary distributions; Online trading; Broker selling variable life insurance or annuities; Private placements of securities; Best efforts underwriter; Municipal securities broker; and Broker selling public non-traded real estate investment trusts; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Fortune Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.
My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Fortune Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 15, 2022